                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                  Commission File Number 0-11868
                           NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/ Form 10-KSB  / / Form 20-F  / / Form 11-K  / / Form 10-Q
              / / Form N-SAR

               For Period Ended:  November 30, 1996
                                 -------------------------
               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:
                                                --------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

CARDIODYNAMICS INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

6155 CORNERSTONE COURT EAST, SUITE 125
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

SAN DIEGO, CA  92121
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          THE ISSUER'S FINANCIAL PERSONNEL HAVE BEEN OVERBURDENED DEALING WITH A $7,000,000 COMMON STOCK PRIVATE PLACEMENT, A NASDAQ SMALLCAP MARKET LISTING APPLICATION, AND THE RECOMMENCEMENT OF VENDOR RELATIONSHIPS UPON FDA PRE-MARKETING CLEARANCE FOR THE BIOZ-TM- SYSTEM, THE ISSUER'S PRIMARY PRODUCT. THE FINANCIAL PERSONNEL, FEW IN NUMBER, CANNOT TIMELY COMPLETE THE FORM 10-KSB IN VIEW OF THE EXTRAORDINARY DEMANDS PLACED ON THEM IN JANUARY AND FEBRUARY 1997.

          IN ADDITION, THE $7,000,000 COMMON STOCK PRIVATE PLACEMENT IS EXPECTED TO CLOSE IN LATE FEBRUARY. IF IT CLOSES, THE ISSUER'S AUDITORS WILL NOTE THE SUBSEQUENT EVENT AND REMOVE FROM THEIR AUDIT REPORT THE GOING-CONCERN QUALIFICATION WHICH MAY OTHERWISE BE REQUIRED. IT IS IN THE ISSUER'S INTEREST NOT TO, SOLELY AS A RESULT OF FILING FORM 10-KSB A FEW DAYS PREMATURELY, MISLEAD INVESTORS BY PUBLICLY DISCLOSING A GOING-CONCERN QUALIFICATION WHEN, IN ACTUAL FACT, A PRIVATE PLACEMENT CLOSING WOULD OBVIATE THE QUALIFICATION BY PROVIDING AMPLE FUNDS.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               STEPHEN P. LOOMIS                  (619)            535-0202
     -----------------------------------       -----------    ------------------
                    (Name)                     (Area Code)    (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
     Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed?  If the answer is no, identify report(s).           /X/ Yes   / / No

--------------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                                 / / Yes   /X/ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                    CARDIODYNAMICS INTERNATIONAL CORPORATION
         ---------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   FEBRUARY 14, 1997                 By   /s/ STEPHEN P. LOOMIS
     ---------------------------            ------------------------------------
                                              STEPHEN P. LOOMIS,
                                              VICE PRESIDENT FINANCE
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
--------------------------------------------------------------------------------